Exhibit 10.2

J.P. MORGAN SECURITIES INC.	JPMORGAN CHASE BANK, N.A.
270 Park Avenue	270 Park Avenue
New York, New York 10017	New York, New York 10017

PERSONAL AND CONFIDENTIAL

September 27, 2009

Xerox Corporation

45 Glover Avenue

Norwalk, CT 06856-4505

Attention:	Mr. Lawrence Zimmerman Vice Chairman and Chief Financial Officer

Project Boulder

Commitment Letter

Ladies and Gentlemen:

Xerox Corporation (“Xerox,” “you” or the “Company”) has advised J.P. Morgan Securities Inc. (“J.P. Morgan”) and JPMorgan Chase Bank, N.A. (“JPMCB”; together with J.P. Morgan, “we”, “us” or the “Commitment Parties,” and each, a “Commitment Party”) that you intend to acquire Affiliated Computer Services, Inc. (“Boulder”) and consummate the other Transactions, as described in Exhibit A hereto. Capitalized terms used but not defined herein are used with the meanings assigned to them in Exhibits A, B and C hereto (the “Term Sheets”).

J.P. Morgan is pleased to advise you that it is willing to act as a lead arranger and sole bookrunner for the Bridge Facility, and JPMCB is pleased to advise you of its commitment to provide the entire amount of the Bridge Facility. In addition, J.P. Morgan is pleased to advise you that it is willing to use commercially reasonable efforts to arrange the Existing Credit Facility Amendment, and JPMCB is pleased to advise you that it will vote its share of the loans and commitments under the Existing Credit Facility in favor of the Existing Credit Facility Amendment. This commitment letter and the Term Sheets (collectively, the “Commitment Letter”) set forth the principal terms and conditions on and subject to which JPMCB is willing to make available the Bridge Facility.

It is agreed that J.P. Morgan will act as the sole bookrunner in respect of the Bridge Facility (in such capacity, the “Bookrunner”) and as a lead arranger in respect of the Bridge Facility, and that JPMCB will act as the sole administrative agent (the “Administrative Agent”) for the lenders (the “Lenders”) under the Bridge Facility. You agree that, as a condition to the commitments and agreements hereunder, no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Bridge Facility unless you and we shall so agree.

We intend and reserve the right to syndicate the Bridge Facility to a group of Lenders selected jointly by the Bookrunner and the Company promptly after your acceptance of this Commitment Letter that will act as co-arrangers and commit to provide a portion of the Bridge Facility (the “Primary Syndication” and, each such Lender committing during the Primary Syndication, a “Co-Arranger”). In addition, up to two Co-Arrangers mutually acceptable to you and us (such acceptance, in either case, not to be unreasonably withheld) may be given the role of joint lead arrangers (together with J.P. Morgan in its capacity as a lead arranger, the “Lead Arrangers”) in connection with the Bridge Facility; it being understood that J.P. Morgan shall have “left placement” in all marketing materials (and all associated rights) with respect to the Bridge Facility. The Bookrunner intends to commence the Primary Syndication promptly following the public announcement of the Acquisition Agreement. Following the Primary Syndication, the Bookrunner will promptly commence efforts to arrange, in a general syndication, a syndicate of Lenders selected by the Bookrunner and reasonably satisfactory to the Company (such satisfaction not to be unreasonably withheld or delayed) (the “General Syndication” and, together with the Primary Syndication, the “Syndication”). Subject to the foregoing, the Bookrunner will, in consultation with the Company, manage each Syndication, including determining the timing of all offers to potential Lenders, any title of agent or similar designations or roles awarded to any Lender and the acceptance of commitments, the amounts offered and the compensation provided to each Co-Arranger and Lender from the amounts to be paid to the Commitment Parties pursuant to the terms of this Commitment Letter and the Fee Letter. The Bookrunner will, in consultation with the Company, determine the final commitment allocations for each Syndication (including the reallocation of a portion of the commitments in respect of the Bridge Facility of the Commitment Parties to the Co-Arrangers) and will notify the Company of such determination. The Company agrees that it will use commercially reasonable efforts to negotiate, execute and deliver the Loan Documents (as defined below) as soon as reasonably practicable following commencement of General Syndication.

You agree to actively assist the Bookrunner in completing a Successful Syndication (as defined in the Fee Letter) and in obtaining affirmative votes for the Existing Credit Facility Amendment. Such assistance shall include, at the Bookrunner’s request, (a) your using commercially reasonable efforts to ensure that the Syndication efforts benefit materially from the existing banking relationships of the Company and, to the extent consistent with the Acquisition Agreement, Boulder, (b) direct contact between senior management and advisors of the Company and the proposed Lenders, and using your commercially reasonable efforts consistent with the Acquisition Agreement to cause direct contact between senior management and advisors of Boulder and the proposed Lenders, (c) assistance from the Company and using your commercially reasonable efforts consistent with the Acquisition Agreement to cause Boulder to assist in the preparation of a customary confidential information memorandum and other marketing materials to be used in connection with each Syndication, including using commercially reasonable efforts to complete the confidential information memorandum before commencement of General Syndication, and (d) the hosting of, with us and senior management of the Company and using your commercially reasonable efforts consistent with the Acquisition Agreement to cause senior management of Boulder to participate in, one or more meetings of prospective Lenders at times and locations mutually agreed upon in connection with the General Syndication. Without limiting your obligations to assist with syndication efforts as set forth above, each Commitment Party agrees that completion of syndication of the Bridge Facility is not a condition to its commitment hereunder.

In its capacity as Bookrunner or as a Lead Arranger, J.P. Morgan will have no responsibility other than to arrange the Syndication as set forth herein and in no event shall be subject to any fiduciary or other implied duties. To assist us in the Syndication, you agree promptly to, and to use your commercially reasonable efforts consistent with the Acquisition Agreement to cause Boulder to, prepare and provide to us all customary information with respect to the Company and Boulder, as applicable, and their respective subsidiaries, the Transactions and the other transactions contemplated hereby, including all financial information and projections (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Bridge Facility.

At our request, in connection with the General Syndication, you agree to assist, and use your commercially reasonable efforts consistent with the Acquisition Agreement to cause Boulder to assist, in the preparation of a version of the information package and presentation consisting exclusively of information and documentation that is either publicly available or not material with respect to the Company, Boulder or their respective affiliates and any of their respective securities for purposes of United States federal and state securities laws (all such information and documentation being “Public Lender Information”). Any information and documentation that is not Public Lender Information is referred to herein as “Private Lender Information”. You further agree that each document to be disseminated by us to any Lender in connection with the Bridge Facility will, at the request of the Bookrunner, be identified by you as either (i) containing Private Lender Information or (ii) containing solely Public Lender Information. The Company acknowledges and agrees that the following documents may be distributed to “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to the Company, Boulder or their respective affiliates or securities) (provided that the Company has been afforded an opportunity to comply with applicable Securities Exchange Commission disclosure obligations): (a) a term sheet for the Bridge Facility and draft and final versions of the Loan Documents; (b) administrative materials prepared by us for prospective Lenders (such as a lender meeting invitation, bank allocation, if any, and funding and closing memoranda), in each of the foregoing cases, to the extent submitted to the Company for review prior to distribution; and (c) notification of changes in the terms of the Bridge Facility.

You hereby represent and covenant that (a) all information other than the Projections and information of a general economic or industry nature (the “Information”) that has been or will be made available to us by you or any of your representatives (with respect to information relating to Boulder and its affiliates, in each case to the best of the Company’s knowledge), when taken as a whole, is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made and at the time the related Projections are made available to us (it being understood that projections are subject to uncertainties and that actual results may differ from projections and such differences may be material). You understand that in arranging and syndicating the Bridge Facility we may use and rely on the Information and Projections without independent verification thereof. You agree that if at any time prior to the date of consummation of the Acquisition (the “Closing Date”) and, if requested by us, for such period thereafter as is necessary to complete the Syndication any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time, then you will promptly supplement, or cause to be supplemented, the Information and Projections so that such representations will be correct at such time.

As consideration for the commitments and agreements of the Commitment Parties hereunder, you agree to cause to be paid the nonrefundable fees described in the Fee Letter dated the date hereof and delivered herewith (the “Fee Letter”).

Each Commitment Party’s commitments and agreements hereunder are subject to:

(a) since June 30, 2009, except as disclosed in the Company SEC Documents (as defined in the Acquisition Agreement) or any other reports, schedules, forms, statements or other documents (including exhibits and other information incorporated therein), in each case, filed with or furnished by Boulder to the SEC (as defined in the Acquisition Agreement) since January 1, 2007 and publicly available prior to the date of the Acquisition Agreement (but excluding any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature), and except as set forth in the disclosure letter delivered by Boulder to the Company prior to the execution of the Acquisition Agreement (in the form furnished to us prior to our execution of this Commitment Letter) (the “Boulder Disclosure Letter”) (with specific reference to the particular section or subsection of the Acquisition Agreement to which the information set forth in the Boulder Disclosure Letter relates (and such items or matters disclosed in other sections of the Boulder Disclosure Letter to the extent the relevance of such items or matters to the referenced section or subsection of the Acquisition Agreement is readily apparent on the face of such disclosure)) (collectively, the “Boulder Disclosed Matters”), there not having been any Material Adverse Effect (as defined below) on Boulder;

(b) since June 30, 2009, except as disclosed in the Parent SEC Documents (as defined in the Acquisition Agreement) or any other reports, schedules, forms, statements or other documents (including exhibits and other information incorporated therein), in each case, filed with or furnished by the Company to the SEC since January 1, 2007 and publicly available prior to the date of the Acquisition Agreement (but excluding any forward looking disclosures set forth in any risk factor section, any disclosures in any section relating to forward looking statements and any other disclosures included therein to the extent they are predictive or forward-looking in nature), and except as set forth in the disclosure letter delivered by the Company to Boulder prior to the execution of the Acquisition Agreement (in the form furnished to us prior to our execution of this Commitment Letter) (the “Company Disclosure Letter”) (with specific reference to the particular section or subsection of the Acquisition Agreement to which the information set forth in the Company Disclosure Letter relates (and such items or matters disclosed in other sections of the Company Disclosure Letter to the extent the relevance of such items or matters to the referenced section or subsection of the Acquisition Agreement is readily apparent on the face of such disclosure)) (collectively, the “Company Disclosed Matters”), there not having been any Material Adverse Effect on the Company;

(c) such Commitment Party’s satisfaction that, at any time prior to completion of a Successful Syndication of the Bridge Facility, there shall be no offering, placement, arrangement or syndication (or announcement thereof) of any debt securities or bank financing (other than (i) the Notes, (ii) indebtedness incurred in the ordinary course of business (it being understood that issuance of debt in capital markets transactions or syndication of any new credit facilities shall not be deemed ordinary course) and which could not reasonably be expected to materially impair the syndication of the Bridge Facility or the marketing of the Notes, (iii) the syndication and arrangement of the Existing Credit Facility Amendment, (iv) indebtedness permitted to be incurred by Boulder pursuant to the Acquisition Agreement as in effect on the date hereof and (v) other financing agreed to by the Bookrunner) by or on behalf of the Company, Boulder or any of their respective affiliates; provided, however, that this condition shall survive this Commitment Letter as a covenant in the Loan Documents if a Successful Syndication has not occurred prior to the Closing Date;

(d) execution and delivery of definitive documentation for the Bridge Facility (the “Loan Documents”), consistent with the terms of this Commitment Letter and otherwise mutually acceptable to the Company and the Bookrunner; and

(e) the other conditions expressly set forth under the heading “Conditions Precedent” in Exhibit B.

“Material Adverse Effect” means, with respect to any person, an effect, event, development, change, state of facts, condition, circumstance or occurrence that (i) is or would be reasonably expected to be materially adverse to the financial condition, assets, liabilities, business or results of operations of such person and its subsidiaries, taken as a whole; provided that a Material Adverse Effect shall not be deemed to include effects, events, developments, changes, states of facts, conditions, circumstances or occurrences arising out of, relating to or resulting from: (A) changes generally affecting the economy, financial or securities markets or political or regulatory conditions, to the extent such changes do not affect such person and its subsidiaries in a disproportionate manner relative to other participants in the industries in which such person and its subsidiaries operate; (B) changes in the industries in which such person and its subsidiaries operate, to the extent such changes do not adversely affect such person and its subsidiaries in a disproportionate manner relative to other participants in such industry; (C) any change in law or the interpretation thereof or GAAP or the interpretation thereof, to the extent such changes do not adversely affect such person and its subsidiaries in a disproportionate manner relative to other participants in such industry; (D) any change attributable to the negotiation, execution or announcement of the Acquisition; and (E) compliance with the terms of, or the taking of any action required by, the Acquisition Agreement, or (ii) is or would reasonably be expected to impair in any material respect the ability of any such person to consummate the Acquisition and the other transactions contemplated by the Acquisition Agreement or to perform its obligations under the Acquisition Agreement on a timely basis.

There shall be no conditions to closing and funding not expressly set forth herein (including the Term Sheets).

You agree to indemnify and hold harmless the Commitment Parties, their affiliates and their respective officers, directors, employees, advisors, and agents (each, an “indemnified person”) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable fees and disbursements of counsel), to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Bridge Facility, the use of the proceeds thereof, the Transactions or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person promptly after demand for any documented reasonable out-of-pocket legal or other out-of-pocket expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final and non-appealable judgment of a court of competent jurisdiction to arise from the willful misconduct or gross negligence of such indemnified person. In the case of an investigation, litigation or other proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective (i) whether or not such investigation, litigation or proceeding is brought by the Company, any of its directors, security holders or creditors, an indemnified person or any other person, (ii) whether or not an indemnified party is otherwise a party thereto and (iii) whether or not the transactions contemplated hereby are consummated. No indemnified person shall be liable for (x) any special, indirect, consequential or punitive damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Bridge Facility, use of the proceeds thereof, the Transactions or any related transaction or activity or (y) absent the willful misconduct or gross negligence of such person, any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems.

You acknowledge that each Commitment Party and its affiliates (the term “Commitment Party” as used below in this paragraph being understood to include such affiliates) may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. No Commitment Party will use confidential information obtained from you by virtue of the transactions contemplated hereby or its other relationships with you in connection with the performance by such Commitment Party of services for other companies, and no Commitment Party will furnish any such information to other companies. You also acknowledge that no Commitment Party has any obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies. You further acknowledge that J.P. Morgan is a full service securities firm and J.P. Morgan may from time to time effect transactions, for its own or its affiliates’ account or the account of customers, and hold positions in loans, securities or options on loans or securities of the Company and its affiliates and of other companies that may be the subject of the transactions contemplated by this Commitment Letter. You further acknowledge and agree that (a) no fiduciary, advisory or agency relationship between you and the Commitment Parties is intended to be or has been created in respect of any of the transactions contemplated by this Commitment Letter, irrespective of whether any Commitment Party has advised or is advising you on other matters, (b) the Commitment Parties on the one hand, and you, on the other hand, have an arm’s-length business relationship that does not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of any Commitment Party, (c) you are capable of evaluating and understanding, and you understand and accept, the terms, risks and conditions of the transactions contemplated by this Commitment Letter, (d) you have been advised that the Commitment Parties are engaged in a broad range of transactions that may involve interests that differ from your interests and that no Commitment Party has any obligation to disclose such interests and transactions to you by virtue of any fiduciary, advisory or agency relationship, and (e) you waive, to the fullest extent permitted by law, any claims you may have against the Commitment Parties for breach of fiduciary duty or alleged breach of fiduciary duty and agree that the Commitment Parties shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim, or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your stockholders, employees or creditors. Additionally, you acknowledge and agree that the Commitment Parties are not advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction. You shall consult with your own advisors concerning such matters and shall be responsible for making your own independent investigation and appraisal of the transactions contemplated hereby, and the Commitment Parties shall have no responsibility or liability to you with respect thereto. Any review by the Commitment Parties of the Company, Boulder, the Transactions, the other transactions contemplated hereby, or other matters relating to such transactions will be performed solely for the benefit of the Commitment Parties and shall not be on behalf of you or any of your affiliates. Nothing in this paragraph or elsewhere in this Commitment Letter is intended to, or shall, diminish the obligations or liabilities of the parties under the engagement letter dated as of August 25, 2009 between the Company and J.P. Morgan (the “M&A Engagement Letter”).

Each Commitment Party may employ the services of its affiliates in providing certain services hereunder and, in connection with the provision of such services, may exchange with such affiliates information concerning you and the other companies that may be the subject of the transactions contemplated by this Commitment Letter and, to the extent so employed, such affiliates shall be entitled to the benefits afforded such Commitment Party hereunder.

This Commitment Letter shall not be assignable by you without the prior written consent of each Commitment Party (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto and the indemnified persons. The

Commitment Parties may, in consultation with the Company, assign their commitments hereunder, in whole or in part, to Co-Arrangers or other Lenders; provided that no such assignment shall relieve the Commitment Parties of their obligations hereunder, except to the extent such assignment is evidenced by (i) a joinder agreement reasonably satisfactory to the Bookrunner and the Company to which the assignee and the Company are parties (the “Joinder Agreements”) or (ii) the Loan Documents. In connection with any such assignments to Co-Arrangers, you agree, promptly upon the request of the Commitment Parties, to enter into Joinder Agreements with Co-Arrangers. The Commitment Parties shall be relieved of their commitments to fund the Bridge Facility to the extent of the commitments of Co-Arrangers or other Lenders under Joinder Agreements (in the case of other Lenders, to the extent the Company elects to execute Joinder Agreements with such other Lenders). No Joinder Agreement shall add any conditions to the availability of the Bridge Facility or change the terms of the Bridge Facility or the compensation payable by you in connection therewith as set forth in the Commitment Letter and the Fee Letter. Joinder Agreements will include a provision allowing the Company, at the Company’s expense, to replace any Co-Arranger that has (or is controlled by or under common control with any person or entity that has) been deemed insolvent or become subject to a bankruptcy, insolvency, receivership, conservatorship or other similar proceeding, or that refuses to execute, or materially delays in executing, Loan Documents agreed with the Bookrunner with respect to the Bridge Facility, with another financial institution selected by the Company in consultation with the Bookrunner.

This Commitment Letter may not be amended or waived except by an instrument in writing signed by you and each Commitment Party. This Commitment Letter and the Fee Letter constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof; it being understood that the M&A Engagement Letter is not superseded in any respect. No party has been authorized by any Commitment Party to make any oral or written statements or agreements that are inconsistent with this Commitment Letter and the Fee Letter. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page to this Commitment Letter or the Fee Letter by telecopier, facsimile or other electronic transmission (i.e., a “pdf” or “tiff”) shall be effective as delivery of a manually executed counterpart thereof. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter.

This Commitment Letter shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter or the Fee Letter is hereby waived. You hereby submit to the exclusive jurisdiction of the federal and New York State courts located in the Borough of Manhattan in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter, the Fee Letter or any of the matters contemplated hereby or thereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. You irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final judgment in any such suit, action or proceeding may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

Notices to the Company provided for herein and in the Fee Letter shall be directed to the person set forth above and delivered by hand, by overnight courier service or mailed by certified or registered mail to such person at the address set forth above, or sent by facsimile to or by email to such person at (203) 849-5134 or lawrence.zimmerman@xerox.com.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter (including the Term Sheets) or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person (including, without limitation, other potential providers or arrangers of financing) except (a) on a confidential basis, to your officers, agents and advisors and, with respect to this Commitment Letter and the Fee Letter only, those of Boulder, in each case, who are directly involved in the consideration of this matter; provided that the economic terms of the Fee Letter provided to Boulder pursuant to the foregoing shall be redacted in a manner satisfactory to the Bookrunner, (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof) or (c) with respect to this Commitment Letter only, to Moody’s Investors Services, Inc., Standard & Poor’s Ratings Group and Fitch, Inc.

Each of the Commitment Parties hereby notifies you that, pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law on October 26, 2001) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the Company and each Guarantor (as defined in the Term Sheets), which information includes names and addresses and other information that will allow such Lender to identify the Company and each Guarantor in accordance with the Patriot Act.

The compensation, reimbursement, indemnification, syndication and confidentiality provisions contained herein and in the Fee Letter and any other provision herein or therein which by its terms expressly survives the termination of this Commitment Letter shall remain in full force and effect regardless of whether Loan Documents shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheets and the Fee Letter by returning to us executed counterparts hereof and of the Fee Letter (together with fees payable pursuant to the Fee Letter upon acceptance hereof) not later than 4:00 p.m., New York City time, on September 28, 2009. This offer will automatically expire at such time if we have not received such executed counterparts (and such fees) in accordance with the preceding sentence.

The commitments and agreements of the Commitment Parties hereunder in respect of the Bridge Facility will terminate upon the first to occur of (i) the consummation of the Acquisition, (ii) the execution and delivery of the Loan Documents, (iii) the abandonment or termination of the Acquisition Agreement, (iv) a material breach by the Company of its obligations under this Commitment Letter, and (v) 11:59 p.m., New York City time, on the Outside Date unless, in the case of this clause (v), the Commitment Parties, in their discretion, agree to an extension. “Outside Date” means the date that is nine months after the date hereof.

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We are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

J.P. MORGAN SECURITIES INC.

By:	/S/ THOMAS D. CASSIN
Name: Thomas D. Cassin
Title: Managing Director

JPMORGAN CHASE BANK, N.A.

By:	/S/ JOHN G. KOWALCZUK
Name: John G. Kowalczuk
Title: Executive Director

Accepted and agreed to as of

the date first written above by:

XEROX CORPORATION

By:	/S/ LAWRENCE A. ZIMMERMAN
Name: Lawrence A. Zimmerman
Title: Vice Chairman and Chief Financial Officer

EXHIBIT A

PROJECT BOULDER

Description of the Transactions

XEROX CORPORATION (the “Company”) intends to acquire (the “Acquisition”) Boulder pursuant to that certain Agreement and Plan of Merger by and among the Company, a newly-formed wholly-owned subsidiary of the Company (“MergerSub”) and Boulder (together with all schedules, annexes, disclosure letters and other attachments thereto, the “Acquisition Agreement”). In connection therewith:

(a)	pursuant to the Acquisition Agreement, (i) Boulder will merge with MergerSub, with MergerSub surviving such merger as a wholly-owned subsidiary of the Company, (ii) each share of Class A common stock of Boulder will be converted into the right to receive a combination of cash and common stock of the Company and (iii) each share of Class B common stock of Boulder will be converted into the right to receive a combination of cash, common stock of the Company and preferred stock of the Company;

(b)	the Company will amend (the “Existing Credit Facility Amendment”) its existing $2,000,000,000 Amended & Restated Credit Agreement dated as of April 30, 2007 among the Company, Citibank, N.A., as administrative agent, and the other lenders party thereto (as amended prior to the date hereof, the “Existing Credit Facility”) as described in Annex I to this Exhibit A;

(c)	the Company will obtain $3.0 billion in cash proceeds (before fees and original issue or market discount) from either (i) the issuance of senior unsecured notes (the “Notes”) in a public offering or Rule 144A private placement or (ii) if the Company is unable to issue the full amount of the Notes at or prior to the Closing Date, a senior unsecured bridge term loan facility (the “Bridge Facility”) having the terms set forth in Exhibit B; and

(d)	the Company will use the proceeds of the Notes and/or the Bridge Facility (i) first, to repay or redeem (the “Refinancing”) Boulder’s indebtedness outstanding on the Closing Date other than its 5.20% senior notes due 2015, 4.70% senior notes due 2010 and capitalized lease obligations and (ii) second, to fund, in part (together with cash on hand of the Company and Boulder and borrowings under the Existing Credit Facility), the cash consideration for the Acquisition and pay fees and expenses related to the Transactions.

The foregoing transactions and the other transactions contemplated by the Commitment Letter are referred to herein collectively as the “Transactions”. Terms not otherwise defined herein have the meaning specified in the Commitment Letter to which this Exhibit A is attached.

Annex I to

Exhibit A

PROJECT BOULDER

Description of the Existing Credit Facility Amendment

The Existing Credit Facility will be amended as follows:

1. Section 3.03(a)(iii) shall be amended in its entirety to read as follows: “(iii) the Company’s ratio of Debt for Borrowed Money, after giving effect to such Borrowing or issuance, to Consolidated EBITDA (a) for the period of four Fiscal Quarters most recently ended on or before June 30, 2010 shall not be greater than 4.25:1, (b) for the period of four Fiscal Quarters ending on or about September 30, 2010 shall not be greater than 4.00:1 and (c) for each period of four Fiscal Quarters ending thereafter shall not be greater than 3.75:1.”1

2. Section 5.03(a) shall be amended in its entirety to read as follows: “(a) Leverage Ratio. Maintain a ratio of Debt for Borrowed Money as of the end of such Fiscal Quarter to Consolidated EBITDA (i) for each period of four Fiscal Quarters ending on or before June 30, 2010 of not greater than 4.25:1, (ii) for the period of four Fiscal Quarters ending on or about September 30, 2010 of not greater than 4.00:1 and (iii) for each period of four Fiscal Quarters ending thereafter of not greater than 3.75:1.”2

3. Debt for Borrowed Money will be calculated net of cash and cash equivalents on hand at the Company up to the amount of net cash proceeds of indebtedness that reduce commitments in respect of the Bridge Facility pursuant to the provisions described under “— Mandatory Prepayments and Commitment Reductions” in Exhibit B (the “Netting Provision”). The Netting Provision will cease to apply upon the earliest of (x) the Closing Date, (y) five days after the abandonment or termination of the Acquisition Agreement and (z) five days after the Outside Date; provided that (i) the Netting Provision will continue to apply after the date specified in clause (y) or (z) with respect to net cash proceeds of up to $700 million of indebtedness issued in capital markets transactions until the Company’s $700.0 million of 7.125% senior notes due 2010 are no longer outstanding and (ii) the periods in clauses (y) and (z) shall be extended, with respect to cash and cash equivalents reserved for payment of debt securities for which notices of redemption have been delivered to the holders thereof, by the minimum period required for such notices in the instruments governing such debt securities (to the extent such periods are customary for prepayment or redemption notices).

[1]	Subject to modification to be mutually agreed upon review of quarterly forecasts.
[2]	Subject to modification to be mutually agreed upon review of quarterly forecasts.

EXHIBIT B

PROJECT BOULDER

Summary of the Bridge Facility

Borrower:	Xerox Corporation, a New York corporation (the “Borrower”).

Guarantors:	Each guarantor of the Existing Credit Facility, the Notes or any other issue of debt of the Borrower exceeding $100.0 million (“Other Debt”) shall guarantee the Bridge Facility. In addition, the Borrower may designate, in its sole discretion, additional subsidiaries that will guarantee the obligations of the Borrower under the Bridge Facility.

Use of Proceeds:	The proceeds of the Bridge Facility will be used (i) first to fund the Refinancing and (ii) second, to fund, in part, the cash consideration for the Acquisition and pay fees and expenses related to the Transactions.

Sole Bookrunner:	J.P. Morgan Securities Inc. (in such capacity, the “Bookrunner”).

Lead Arrangers:	J.P. Morgan Securities Inc. and up to two additional Co-Arrangers selected in accordance with the Commitment Letter (in such capacities, collectively, the “Lead Arrangers”).

Administrative Agent:	JPMorgan Chase Bank, N.A. (in such capacity, the “Administrative Agent”).

Lenders:	A syndicate of banks, financial institutions and other entities, including JPMorgan Chase Bank, N.A., selected in accordance with the Commitment Letter (each, a “Lender” and, collectively, the “Lenders”).

Amount of Bridge Facility:	Up to $3.0 billion unsecured term loan bridge facility (the “Bridge Facility”; the commitments thereunder, the “Bridge Commitments”; loans thereunder, the “Loans”), subject to reductions as set forth under the heading “Mandatory Prepayments and Commitment Reductions”.

Availability:	Amounts available under the Bridge Facility shall be borrowed in a single draw on the Closing Date, which shall occur on or prior to the Outside Date.

Maturity:	The Bridge Facility will mature on the first anniversary of the Closing Date (the “Maturity Date”). Subject to conditions listed under the heading “Conditions to Extension” below, the Borrower may elect to (a) extend the Maturity Date (the “First Extension”) for up to $1.5 billion of the aggregate principal amount of Loans to the second anniversary of the Closing Date (the “Extended Maturity Date”) and (b) extend the Extended Maturity Date (the “Second Extension”) for up to $750.0 million of the aggregate principal amount of Loans to the third anniversary of the Closing Date (the “Final Extended Maturity Date”).

Conditions to Extension:	The availability of First Extension shall be subject to (i) receipt of written notice by the Borrower, (ii) receipt of the Extension Fee, (iii) accuracy of representations and warranties on the date of the First Extension, (iv) no default or event of default on the date of the First Extension and (v) pro forma compliance with the financial covenants.

The availability of Second Extension shall be subject to (i) receipt of written notice by the Borrower, (ii) receipt of the Extension Fee, (iii) accuracy of representations and warranties on the date of the Second Extension, (iv) no default or event of default on the date of the Second Extension and (v) pro forma compliance with the financial covenants.

Amortization:	None.

Interest Rate and Fees:	As set forth on Annex I hereto.

Yield Protection:	Customary for credit facilities of this type, including breakage costs, gross-up for withholding, compensation for increased costs and compliance with capital adequacy and other regulatory restrictions.

Voluntary Prepayments and Commitment Reductions:	Prior to the Closing Date, commitments under the Bridge Facility may be reduced in whole or in part at the election of the Borrower without premium or penalty. Following the Closing Date, the Bridge Facility may be prepaid in whole or in part at the election of the Borrower without premium or penalty; provided that Loans bearing interest with reference to the Eurodollar Rate (as defined in Annex I) will be prepayable only on the last day of the related interest period unless the Borrower pays any related breakage costs. Amounts repaid or prepaid may not be reborrowed.

Exhibit B-2

Mandatory Prepayments and Commitment Reductions:	On or prior to the Closing Date, the commitments in respect of the Bridge Facility under the Commitment Letter or under the Loan Documents shall be permanently reduced, and after the Closing Date, the Loans shall be prepaid, in each case by the following amounts:

1.       Asset Sales: An amount equal to 100% of the net cash proceeds of the sale or other disposition of any property or assets of the Borrower or any of its subsidiaries (including the receipt of insurance and/or condemnation proceeds to the extent not used or committed to be used for the restoration or repair of assets giving rise to the receipt of such proceeds within 180 days thereof), subject to exceptions for (a) sales of inventory in the ordinary course of business, (b) factoring of receivables in the ordinary course of business consistent with recent practice, (c) sale leasebacks of real property, (d) dispositions of assets by the Borrower or any of its subsidiaries with aggregate fair market value of less than $25.0 million (per transaction or series of related transactions) and (e) dispositions of assets by the Borrower or any of its subsidiaries with aggregate fair market value of $200.0 million (for all dispositions with aggregate fair market value (per transaction or series of related transactions) of greater than $25.0 million) from the date of the Commitment Letter).

2.       Equity Offerings: An amount equal to 100% of the net cash proceeds received from the issuance of equity interests of the Borrower (other than any issuance of equity interests (a) constituting consideration for the Acquisition or (b) pursuant to employee stock plans and other similar arrangements).

3.       Incurrence of Indebtedness: An amount equal to 100% of the net cash proceeds received from the incurrence of indebtedness for borrowed money by the Borrower or any of its subsidiaries, other than (a) borrowings under the Existing Credit Facility; provided that borrowings in excess of $500.0 million to fund the Transactions shall be subject to prepayment or commitment reduction, (b) intercompany indebtedness, (c) debt of foreign subsidiaries for working capital purposes or otherwise in the ordinary course of business (but

Exhibit B-3

excluding, in any event, debt issued in any public or Rule 144A-style capital markets transaction), (d) debt of foreign subsidiaries of up to $375.0 million (reduced by the amount of debt of domestic subsidiaries incurred pursuant to Section 5.02(c)(viii) of the Existing Credit Facility) and (e) borrowings of up to $500.0 million under the Amended and Restated Loan Agreement dated as of October 21, 2002 between Xerox Lease Funding LLC and General Electric Capital Corporation, as amended to the date hereof.

The Company shall give prompt notice to the Commitment Parties (prior to the execution and delivery of the Loan Documents) or to the Administrative Agent (after the execution and delivery of the Loan Documents) of any event that reduces commitments or requires prepayment pursuant to the above.

Security:	None.

Representations and Warranties:	The Loan Documents will contain only the following representations and warranties, which shall be the same as those contained in the Existing Credit Facility as modified to reflect any guarantee of the Bridge Facility, except as set forth below:

1. Due organization; requisite power and authority;

2. Due authorization, execution, delivery and enforceability of the Loan Documents;

3. No conflicts with charter, law or debt or other material agreements;

4. Governmental and third party consents;

5. Latest audited annual and unaudited quarterly financial statements available prior to execution and delivery of the Loan Documents;

6.       In the case of the representations made upon execution and delivery of the Loan Documents and on the Closing Date, no Material Adverse Effect (as defined in the Commitment Letter) as set forth in clauses (a) (qualified to the knowledge of the Borrower) and (b) of the tenth paragraph of the Commitment Letter; and in the case of representations made thereafter, no event, development, condition or change shall have occurred

Exhibit B-4

or exist that has had or could reasonably be expected to have a material adverse change in the business, assets, operations or condition (financial or otherwise) of the Borrower and its Subsidiaries taken as a whole (“Credit Agreement MAE”) since December 31, 2008;

7.       (a) In the case of representations made on the Closing Date and on the date of execution and delivery of the Loan Documents, (i) absence of any Actions (as defined in the Acquisition Agreement) (x) pending or, to the knowledge of the Borrower, threatened against the Borrower or any of its subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Borrower, or (y) pending or, to the knowledge of the Borrower, threatened against Boulder or any of its subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of Boulder, except, in the case of clauses (x) and (y), for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect (as defined in the Commitment Letter) on the Borrower or Boulder, as the case may be, and (ii) (A) neither the Borrower nor any of its subsidiaries nor any of their respective properties, rights or assets and (B) neither Boulder nor any of its subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order (as defined in the Acquisition Agreement), except in case of clauses (A) and (B), for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect (as defined in the Commitment Letter) on the Borrower or Boulder, as the case may be; provided that such representations made at the execution of the Loan Documents concerning Boulder and its subsidiaries shall be made to the knowledge of the Borrower; provided that the representation with respect to the Borrower shall be qualified by the Company Disclosed Matters and the representation with respect to Boulder shall be qualified by the Boulder Disclosed Matters;

(b) In the case of representations made after the Closing Date, (i) absence of any Actions pending or, to the knowledge of the Borrower, threatened

Exhibit B-5

against the Borrower or any of its subsidiaries or any of their respective assets, rights or properties or any of the officers or directors of the Borrower, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Credit Agreement MAE, and (ii) neither the Borrower nor any of its subsidiaries nor any of their respective properties, rights or assets is or are subject to any Order, except for those that, individually or in the aggregate, have not had, and would not reasonably be expected to have, a Credit Agreement MAE;

8. Investment Company Act and margin stock matters; and

9.       Accuracy of disclosure provided to the Commitment Parties prior to execution and delivery of the Commitment Letter and to the Lenders prior to execution and delivery of the Loan Documents and, in the case of representations made after the Closing Date, accuracy of disclosure provided to the Lenders prior to such making of representations.

Covenants:	The Loan Documents will contain only the following financial, affirmative and negative covenants on substantially the same terms as those contained in the Existing Credit Facility as modified to reflect the Transactions (to the extent applicable), except as set forth below:

— financial covenant:	A maximum leverage ratio

A minimum interest coverage ratio

The financial covenants will be the same as in the Existing Credit Facility as in effect on the date hereof; provided that from and after the date that the Existing Credit Facility is amended by the Existing Credit Facility Amendment, the financial covenants will be the same as in the Existing Credit Facility as so amended but in any event the maximum leverage ratio shall not be higher than as set forth in Annex I to Exhibit A.

— affirmative covenants:	the following affirmative covenants:

1. Delivery of financial statements and reports and other information;

2. Notice of default and litigation;

Exhibit B-6

3.       Maintenance of existence and conduct of business;

4.       Payment of tax liabilities;

5.       Maintenance of properties;

6.       Maintenance of insurance;

7.       Maintenance of books and records;

8.       Visitation rights;

9.       Compliance with laws;

10.    Maintenance of credit ratings on the Company’s long-term senior unsecured debt by Moody’s and S&P;

11.    Use of proceeds;

12.    Covenant to maintain receivables unencumbered;

13.    Additional guarantors;

14.    Transactions with affiliates; and

15.    Covenant to use reasonable best efforts to obtain permanent financing to repay the Bridge Facility (including the Company’s taking the actions of the type described in Section 5.13(b) of the Acquisition Agreement) and, in connection with an issuance of Notes, the Borrower will cause such Notes to be guaranteed by the same subsidiaries of the Borrower that guarantee the Existing Credit Facility or Other Debt.

— negative covenants:

the following negative covenants:

1.       Limitations on subsidiary indebtedness;

2.       Limitations on liens;

3.       Limitations on dividends and share repurchases; provided that the Borrower may pay (i) ordinary cash dividends economically equivalent (on a per share basis, giving effect to the Acquisition in the case of dividends paid after the Closing Date) to the ordinary cash dividends historically paid by the Borrower prior to the Closing Date

Exhibit B-7

and (ii) after the Closing Date, quarterly cash dividends at a rate per annum equal to 8.00% on the Borrower’s Series A convertible perpetual preferred stock to be issued in connection with the Acquisition, in accordance with the Borrower’s certificate of incorporation as proposed to be amended as set forth in an exhibit to the Acquisition Agreement; provided, further that on or after the Closing Date, the exceptions in clause (i) and (ii) shall be available only so long as no default or event of default exists and the Borrower is in pro forma compliance with the financial covenants;

4.       Limitations on restrictions on subsidiary distributions and negative pledges;

5.       Limitations on investments in less than majority-owned entities and on acquisitions of entities and business units; provided that, so long as no default or event of default exists, investments and acquisitions of $250.0 million in the aggregate from the date of the Commitment Letter shall be permitted;

6.       Limitations on mergers and other fundamental changes of the Borrower or any Guarantor;

7.       Limitations on speculative hedge agreements;

8.       Limitations on changes in nature of business; and

9.       Limitations on prepayment of indebtedness prior to scheduled maturity (other than borrowings under revolving credit facilities).

After the Company’s acceptance of the Commitment Letter and prior to execution and delivery of the Loan Documents, the Company agrees to comply with the covenants listed above (in the form set forth in the Existing Credit Facility to the extent therein, and if not in the Existing Credit Facility, as described above).

Events of Default:

The Loan Documents will include only the following events of default on substantially the same terms as those contained in the Existing Credit Facility as modified to reflect the Transactions (to the extent applicable): failure to make payments when due, defaults under other agreements or instruments of indebtedness, noncompliance with covenants, breaches of representations and

Exhibit B-8

warranties, bankruptcy, judgments in excess of specified amounts, ERISA, invalidity of the guarantee of the Bridge Facility and “change of control”.

Conditions Precedent:	Availability of the Bridge Facility shall be conditioned upon the satisfaction of the conditions set forth in the tenth paragraph of the Commitment Letter and on Exhibit C. In addition, the borrowing under the Bridge Facility will be subject to requirements relating to prior written notice of borrowing, the accuracy of representations and warranties on the Closing Date and the absence of any default or event of default on the Closing Date.

Assignments and Participations:	The Lenders shall be permitted to assign all or a portion of their Loans and Bridge Commitments with the consent, not to be unreasonably withheld, of (a) the Borrower, unless (i) the assignee is a Lender, an affiliate of a Lender or an approved fund or (ii) an event of default has occurred and is continuing and (b) the Administrative Agent. In the case of partial assignments (other than to another Lender, an affiliate of a Lender or an approved fund), the minimum assignment amount shall be $10,000,000 (or integral multiple of $1,000,000 in excess thereof), in each case unless otherwise agreed by the Borrower and the Administrative Agent. The Administrative Agent shall receive a processing and recordation fee of $3,500 in connection with all assignments. The Lenders shall also be permitted to sell participations in their Loans. Participants shall have the same benefits as the selling Lenders with respect to yield protection and increased cost provisions subject to customary limitations. Voting rights of participants shall be subject to customary limitations.

Amendments:	Amendments and waivers with respect to the Loan Documents shall require the approval of Lenders holding more than 50% of the aggregate amount of the Bridge Commitments (or, if the Closing Date shall have occurred, the Loans) except that (a) the consent of each Lender directly affected thereby shall be required with respect to (i) reductions in the amount or extensions of the final maturity of any Loan, (ii) reductions in the rate of interest or any fee or extensions of any due date thereof and (iii) increases in the amount or extensions of the expiry date of any Lender’s Bridge Commitment and (b) the consent of 100% of the Lenders shall be required with respect to (i) reductions of any of the voting percentages or modifications to amendment or pro rata sharing provisions and (ii) any release of all or substantially all of the Guarantors.

Exhibit B-9

In addition, for so long as the Bridge Facility is outstanding, the Loan Documents shall be automatically amended to reflect any changes or amendments to the Existing Credit Facility, to the extent favorable to the Administrative Agent or the Lenders under the Bridge Facility (other than changes to the interest rates under the Existing Credit Facility).

The Loan Documents shall contain customary provisions for replacing non-consenting Lenders in connection with amendments and waivers requiring the consent of all relevant Lenders or of all relevant Lenders directly affected thereby so long as relevant Lenders holding more than 50% of the aggregate amount of the loans and commitments under the Loan Documents have consented thereto.

The Loan Documents shall contain customary provisions relating to “defaulting” Lenders (including provisions relating to the suspension of the voting rights, rights to receive undrawn commitment fees, and the termination or assignment of commitments of such Lenders).

Taxes:	Subject to customary exceptions, the Bridge Facility will provide that all payments are to be made free and clear of any taxes (other than franchise taxes and taxes on overall net income), imposts, assessments, withholdings or other deductions whatsoever. Lenders will furnish to the Administrative Agent appropriate certificates or other evidence of exemption from U.S. federal tax withholding.

Indemnity:	The Bridge Facility will provide customary and appropriate provisions relating to indemnity and related matters in form substantially similar to the Existing Credit Facility.

Governing Law and Jurisdiction:	The Bridge Facility will provide that the Borrower, the Guarantor, the Administrative Agent and the Lenders will submit to the non-exclusive jurisdiction and venue of the federal and state courts of the State of New York and will waive any right to trial by jury. New York law will govern the Loan Documents.

Counsel to Lead Arrangers and Administrative Agent:	Cahill Gordon & Reindel LLP.

Exhibit B-10

ANNEX I to

EXHIBIT B

Interest Rate and Fees

Interest Rate:

The Loans comprising each borrowing bear interest at a rate per annum equal to either, at the Borrower’s election, (a) the Base Rate plus the Applicable Margin or (b) the Eurodollar Rate plus the Applicable Margin.

“Applicable Margin” has the meaning set forth in Annex 1-B.

Interest Payment Dates:

In the case of Loans bearing interest based upon the Base Rate (“Base Rate Loans”), quarterly in arrears.

In the case of Loans bearing interest based upon the Eurodollar Rate (“Eurodollar Loans”) on the last day of each relevant interest period (which will be one, two, three or six months) and, in the case of any interest period longer than three months, on each successive date three months after the first day of such interest period.

Default Rate:	At any time when the Borrower is in default in the payment of any amount of principal due under the Bridge Facility, the overdue amount shall bear interest at 2% above the rate otherwise applicable thereto. Overdue interest, fees and other amounts shall bear interest at 2% above the rate applicable to Base Rate Loans.

Undrawn Commitment Fee:	The Borrower shall pay a fee (the “Undrawn Commitment Fee”) quarterly in arrears, for the ratable benefit of the Lenders, from the date of execution and delivery of the Loan Documents to the termination or expiration of the Bridge Commitments, in an amount equal to 0.50% per annum of the aggregate daily average undrawn and uncancelled amount of the Bridge Commitments.

Duration Fee:	The Borrower shall pay a fee (the “Duration Fee”) for the ratable benefit of the Lenders, on the dates set forth below, equal to the percentage (the “Applicable Duration Fee Percentage”) of the aggregate principal amount of Loans outstanding on such date set forth below:

	90 Days after the Closing Date	0.75%
	180 Days after the Closing Date	1.50%
	270 days after the Closing Date	2.25%

Extension Fee:	The Borrower shall pay an extension fee (the “Extension Fee”) for the ratable benefit of the Lenders, on each date set forth below, equal to the percentage set forth below opposite such date of the aggregate principal amount of Loans outstanding on such date (after giving effect to any repayments on such date):

	Maturity Date	2.50%
	18 months after the Closing Date	2.50%
	Second anniversary of the Closing Date	2.75%
	30 months after the Closing Date	2.75%

Rate and Fee Basis:	All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base Rate Loans the interest rate payable on which is then based on the Prime Rate) for actual days elapsed.

Annex I-2

ANNEX I-B to

EXHIBIT B

“Applicable Margin” means, as of any date of determination during any period set forth below, the percentage per annum set forth below under the applicable type of loan opposite the Public Debt Ratings in effect at the time.

	Level I		Level II		Level III		Level IV
	Eurodollar Rate	Base Rate	Eurodollar Rate	Base Rate	Eurodollar Rate	Base Rate	Eurodollar Rate	Base Rate
Closing Date until 3-month anniversary thereof	2.50%	1.50%	3.00%	2.00%	3.75%	2.75%	4.25%	3.25%
3-month anniversary of Closing Date until 6-month anniversary thereof	3.00%	2.00%	3.50%	2.50%	4.25%	3.25%	4.75%	3.75%
6-month anniversary of Closing Date until 9-month anniversary thereof	3.50%	2.50%	4.00%	3.00%	4.75%	3.75%	5.25%	4.25%
9-month anniversary of Closing Date until 12-month anniversary thereof	4.00%	3.00%	4.50%	3.50%	5.25%	4.25%	5.75%	4.75%
12-month anniversary of Closing Date until 15-month anniversary thereof	4.50%	3.50%	5.00%	4.00%	5.75%	4.75%	6.25%	5.25%
15-month anniversary of Closing Date until 18-month anniversary thereof	5.00%	4.00%	5.50%	4.50%	6.25%	5.25%	6.75%	5.75%
18-month anniversary of Closing Date until 21-month anniversary thereof	5.50%	4.50%	6.00%	5.00%	6.75%	5.75%	7.25%	6.25%
21-month anniversary of Closing Date until 24-month anniversary thereof	6.00%	5.00%	6.50%	5.50%	7.25%	6.25%	7.75%	6.75%
24-month anniversary of Closing Date until 27-month anniversary thereof	6.50%	5.50%	7.00%	6.00%	7.75%	6.75%	8.25%	7.25%
27-month anniversary of Closing Date until 30-month anniversary thereof	7.00%	6.00%	7.50%	6.50%	8.25%	7.25%	8.75%	7.75%
30-month anniversary of Closing Date until 33-month anniversary thereof	7.50%	6.50%	8.00%	7.00%	8.75%	7.75%	9.25%	8.25%
33-month anniversary of Closing Date until 36-month anniversary thereof	8.00%	7.00%	8.50%	7.50%	9.25%	8.25%	9.75%	8.75%

“Public Debt Ratings” means, as of any date, the rating that has been most recently announced by either S&P or Moody’s, as the case may be, for any class of non-credit enhanced long-term senior unsecured debt issued by the Company or, if any such rating agency shall have issued more than one such rating, the lowest such rating issued by such rating agency.

“Level I” means Public Debt Ratings of BBB or higher from S&P and Baa3 or higher from Moody’s, or BBB- or higher from S&P and Baa2 or higher from Moody’s.

“Level II” means Level I does not apply and Public Debt Ratings of BBB- or higher from S&P and Baa3 or higher from Moody’s.

“Level III” means Level I and II do not apply and Public Debt Ratings of either (x) BBB- or higher from S&P and Ba1 or higher from Moody’s, or (y) BB+ or higher from S&P and Baa3 or higher from Moody’s.

“Level IV” means none of Level I, II or III applies.

“Base Rate” means the highest of (i) the rate of interest publicly announced by JPMorgan Chase Bank, N.A. as its prime rate in effect at its principal office in New York City (the “Prime Rate”), (ii) the federal funds effective rate from time to time plus 0.5% and (iii) the one month adjusted London interbank offered rate plus 1.0%.

“Eurodollar Rate” means the rate (adjusted for any statutory reserve requirements for eurocurrency liabilities) for eurodollar deposits having a maturity closest to the applicable interest period appearing on Page 3750 of the Telerate screen.

Annex I-2

EXHIBIT C

PROJECT BOULDER

Conditions

The availability of the Bridge Facility, in addition to the conditions expressly set forth in Exhibit B and in the tenth paragraph of the Commitment Letter, shall be subject to the satisfaction of the following conditions. Capitalized terms used but not defined herein have the meanings given in the Commitment Letter.

1.        The Acquisition shall be consummated substantially concurrently with the funding of the Bridge Facility in accordance with the terms of the Acquisition Agreement in the form delivered to the Bookrunner prior to execution of the Commitment Letter (and the amount and form of the purchase price shall not be changed without the Bookrunner’s prior consent, not to be unreasonably withheld, and no other provision or condition of the Acquisition Agreement shall have been waived, amended, supplemented or otherwise modified or consented to in any respect that would be materially adverse to the Bookrunner or the Lenders without the Bookrunner’s prior consent).

2.        The Lenders, the Administrative Agent and the Bookrunner shall have received all fees and invoiced expenses required to be paid on or before the Closing Date.

3.        The Administrative Agent shall have received such legal opinions, corporate organizational documents, good standing certificates, resolutions and other customary closing certificates as it may reasonably request, all in form and substance reasonably satisfactory to the Administrative Agent.

4.        The Company shall have received (i) from S&P, within one week of the Closing Date, a reaffirmation of the corporate credit rating of the Company after giving effect to the Transactions, which shall be BBB- or higher (stable) on the Closing Date and (ii) from Moody’s, within one week of the Closing Date, a reaffirmation of the corporate family rating of the Company after giving effect to the Transactions, which shall be Baa3 or higher (stable) on the Closing Date. In addition, the credit ratings (after giving effect to the Transactions (including any issuance of Notes)) of each issue of notes outstanding on the Closing Date (for the avoidance of doubt, not including the outstanding 8% trust preferred securities) of the Company or any of its subsidiaries shall be at least BBB- (stable) from S&P and Baa3 (stable) from Moody’s on the Closing Date.

5.        The Commitment Parties shall have received (a) if the Closing Date occurs on or after March 1, 2010, audited financial statements of the Company for the year ended December 31, 2009, which audit report thereon shall not be qualified, (b) as soon as available, unaudited financial statements of the Company and Boulder for each fiscal quarter ended at least 45 days before the Closing Date (to the extent financial statements for such fiscal quarter were not available prior to the date hereof) and the comparable period of the prior year, and (c) a pro forma consolidated balance sheet and related pro forma consolidated statements of income of the Company and its subsidiaries as of the end of and for the most recently completed four-fiscal quarter period ended at least 45 days prior to the Closing Date (or, if the most recently completed fiscal period is the end of the fiscal year of the Company, ended at least 60 days before the Closing Date) prepared after giving effect to the Transactions as if the Transactions had occurred as of such date (in the case of such balance sheet) or at the beginning of such period (in the case of such other financial statements) prepared in accordance with Regulation S-X.